Exhibit 2.11

DESCRIPTION OF SECURITIES

REGISTERED UNDER SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

Description of Common Stock

As of the date of the Annual Report on Form 20-F of which this Exhibit 2.11 is a part, JX Luxventure Limited (the “Company”, “we”, “us” or “our”) has only one class of securities registered under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): the Company’s common stock.

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, $0.0001 par value	JXJT	NASDAQ Capital Market

The following description of our common stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our amended and restated articles of incorporation, as amended (the “Articles of Incorporation”), which are incorporated by reference as exhibits to the Annual Report on Form 20-F of which this Exhibit 2.11 is a part.

Authorized Capitalization

The Company was incorporated on January 26, 2012 under the Marshall Islands Business Corporations Act (“BCA”). The provisions of the BCA, together with provisions of our Articles of Incorporation and our bylaws govern the rights of holders of our common stock.

Pursuant to our Articles of Incorporation, our authorized capital stock consists of up to 155,000,000 shares, par value of $0.0001 per share, consisting of 150,000,000 shares of common stock, $0.0001 par value per share (the “Common Stock”) and 5,000,000 shares of preferred stock, $0.0001 par value per share. As of December 31, 2022, and as of date of this Annual Report on Form 20-F, there are 6,063,192 shares of Common Stock issued and outstanding and 1,470,000 shares of Preferred Stock are issued and outstanding, consisting of 1,240,000 shares of Series A Convertible Preferred Stock; 150,000 shares of Series C Convertible Preferred Stock, and 80,000 shares of Series D Convertible Preferred Stock.

Our Articles of Incorporation authorize our board of directors, without any further vote or action by our stockholders, to establish one or more series of preferred stock and to issue up to 5,000,000 shares of preferred stock in different classes and series and, with respect to each class or series, to determine the designations, powers, preferences, privileges and other rights, including dividend rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers and rights associated with the common stock, at such times and on such other terms as they think proper. Our board of directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of the Company or the removal of our management.

Economic and Voting Rights

Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of shares of Common Stock of the Company are entitled to receive ratably all dividends, if any, declared by our board of directors out of funds legally available for dividends.

On March 12, 2021, the Company announced the authorization and declaration of a dividend distribution of one right (the “Right”) for each outstanding share of Common Stock of the Company to stockholders of record as of the close of business on March 31, 2021. Each Right will entitle the holder to purchase, for the exercise price of $50, 0.00667 of a share of Preferred Stock (the “Exercise Price”) having economic and other terms similar to that of one share of Common Stock. This portion of a share of Preferred Stock is intended to give the stockholder approximately the same dividend, voting and liquidation rights as would one share of Common Stock, and should approximate the value of one share of Common Stock. If an acquiring person obtains beneficial ownership of 15 percent or more of the Common Stock, then each Right will entitle the holder thereof to purchase, for the Exercise Price, a number of shares of Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a then-current market value of twice the Exercise Price. In general, if anyone acquires 15% or more of the Common Stock of the Company, the Rights will give rights holders, other than the acquiring person, to buy common stock at lower price to significantly dilute the acquiring person. The board of directors adopted the Rights Agreement to protect our stockholders from coercive or otherwise unfair takeover tactics. In general terms, it works by imposing a significant penalty upon any person or group that acquires 15 percent or more of the shares of Common Stock without the approval of the board of directors. As a result, the overall effect of the Rights Agreement and the issuance of the Rights may be to render more difficult or discourage a merger, tender or exchange offer or other business combination involving the Company that is not approved by the board of directors.

Upon the dissolution, liquidation or winding up of the affairs of the Company, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders or our Common Stock will be entitled to receive pro rata our remaining assets available for distribution. Holders of Common Stock do not have conversion, redemption or preemptive rights to subscribe to any of our securities.

Each outstanding share of Common Stock entitles the holder to one vote on all matters submitted to a vote of stockholders.  Amendments to the Articles of Incorporation generally require the affirmative vote of the holders of a majority of all outstanding shares of capital stock entitled to vote. Amendments to our bylaws require the affirmative vote of a majority of the entire board of directors at any regular or special meeting of the board of directors or by unanimous written consent of the entire board of directors in lieu of a meeting; provided, however, that any bylaw amended or adopted by the board of directors may be amended or repealed by the affirmative vote of the holders of a majority of the total voting power of the then outstanding capital stock of the Company entitled to vote thereon.

Election and Removal of Directors

Our directors are elected by the holders of the shares representing a majority of the total voting power of the then-outstanding capital stock of the Company entitled to vote generally in the election of directors (“Voting Stock”). The provisions of our Articles of Incorporation provide that cumulative voting shall not be used to elect directors. Each director will be elected to serve until the next annual meeting of stockholders and until his/her successor shall have been duly elected and qualified, except in the event of his/her death, resignation, removal or the earlier termination of his/her term of office. Any director or the entire board of directors may be removed at any time, with or without cause, by the affirmative vote of the holders of at least a majority of the total voting power of the Voting Stock entitled to vote thereon or with cause by directors constituting at least two-thirds of the entire board of directors.

Vacancies in the board of directors occurring by death, resignation, the creation of new directorships, the failure of the stockholders to elect the whole board at any annual election of directors, or, except as herein provided, for any other reason, including removal of directors for cause, may be filled either by the affirmative vote of a majority of the remaining directors then in office, although less than a quorum, at any special meeting called for that purpose or at any regular meeting of the board of directors. Vacancies occurring by removal of directors without cause may be filled only by vote of the stockholders.

Stockholders Meetings

Under our bylaws, annual stockholder meetings will be held at a time and place selected by our board of directors.  The meetings may be held in or outside of the Marshall Islands.  Under our Articles of Incorporation, special meetings may be called by the board of directors, or by the secretary of the Company requested by stockholders representing certain amount of voting power. Our board of directors may set a record date not less than 15 days and not more than 60 days before the date of any meeting to determine the stockholders that will be entitled to receive notice of the stockholders’ meeting and to vote at the meeting.

Dissenters’ Rights of Appraisal and Payment

Under the BCA, our stockholders have the right to dissent from various corporate actions, including any merger or sale of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. However, the right of a dissenting stockholder to receive payment of the fair value of his or her shares shall not be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation. In the event of any further amendment of our articles of incorporation, a stockholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting stockholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting stockholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the circuit court in the judicial circuit in the Marshall Islands in which our Marshall Islands office is situated. The value of the shares of the dissenting stockholder is fixed by the court after reference, if the court so elects, to the recommendations of a court-appointed appraiser.

Stockholders’ Derivative Actions

Under the BCA, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of common stock both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

Indemnification of Officers and Directors

The BCA authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties. Our amended and restated articles of incorporation include a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent permitted by law. We must indemnify our directors and officers to the fullest extent authorized by law. We are also expressly authorized to advance certain expenses (including attorneys’ fees and disbursements and court costs) to our directors and offices and carry directors’ and officers’ insurance providing indemnification for our directors, officers and certain employees for some liabilities.

The limitation of liability and indemnification provisions in our Articles of Incorporation bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Transfer Agent

The registrar and transfer agent for our Common Stock is American Stock Transfer & Trust Company, LLC.

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